Exhibit 99.1

NIO Inc. Announces Completion of US$1.16 Billion Equity Offering and Full Exercise of Underwriters’ Option to Purchase Additional ADSs

SHANGHAI, China, September 17, 2025 (GLOBE NEWSWIRE) — NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the global smart electric vehicle market, today announced the completion of its US$1.16 billion offering (the “Equity Offering”) relating to a total of 209,090,918 Class A ordinary shares of the Company, which consists of (i) an offering of 160,823,190 American depositary shares (“ADSs”), each representing one Class A ordinary share of the Company, (ii) an offering of 20,995,000 Class A ordinary shares of the Company, and (iii) an offering of 27,272,728 ADSs pursuant to the underwriters’ full exercise of their option to purchase additional ADSs on September 10, 2025.

The ADSs have been sold at a public offering price of US$5.57 per ADS. The Class A ordinary shares have been sold at an offering price of HK$43.36 per Class A ordinary share.

The Company currently plans to use the net proceeds from the Equity Offering to invest in the research and development of core technologies for smart electric vehicles, develop future technology platforms and vehicle models across its brands, expand its battery swapping and charging network, further strengthen its balance sheet, and for general corporate purposes.

Morgan Stanley Asia Limited, UBS Securities LLC, UBS AG Hong Kong Branch and Deutsche Bank AG, Hong Kong Branch acted as representatives for the underwriters for the Equity Offering.

The ADSs and Class A ordinary shares have been sold under the Company’s shelf registration statement on Form F-3 which was filed with the Securities and Exchange Commission (the “SEC”) and automatically became effective on May 21, 2024. A prospectus supplement related to the proposed Equity Offering has been filed with the SEC. The registration statement on Form F-3 and the prospectus supplement are available at the SEC website at: http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus may be obtained from (1) Morgan Stanley Asia Limited, c/o Morgan Stanley & Co. LLC, 180 Varick Street, New York, New York 10014, Attention: Prospectus Department; (2) UBS Securities LLC, 1285 Avenue of the Americas, New York, NY 10019, Attention: Prospectus Department; and (3) Deutsche Bank AG, Hong Kong Branch, Level 60, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the global smart electric vehicle market. Founded in November 2014, NIO aspires to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. NIO envisions itself as a user enterprise where innovative technology meets experience excellence. NIO designs, develops, manufactures and sells smart electric vehicles, driving innovations in next-generation core technologies. NIO distinguishes itself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. NIO provides premium smart electric vehicles under the NIO brand, family-oriented smart electric vehicles through the ONVO brand, and small smart high-end electric cars with the FIREFLY brand.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans, expectations, the proposed offering and intended use of proceeds, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com

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